Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of BDH Acquisition Corp. on Form S-4, of our report dated June 29, 2012, which includes an explanatory paragraph as to China VantagePoint Acquisition Company’s (a company in the development stage) ability to continue as a going concern, with respect to our audit of the financial statements of China VantagePoint Acquisition Company (a company in the development stage) as of March 31, 2012 and 2011 and for the year ended March 31, 2012 and for the period from September 3, 2010 (inception) through March 31, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 15, 2012